Filed by Hughes Electronics Corporation
                               Subject Company - Hughes Electronics Corporation
                                                 and General Motors Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 000-26035


The following are materials distributed by Hughes and GM on January 17, 2002:


               ECHOSTAR AND DIRECTV - IMPROVING CHOICE AND VARIETY
                           FOR THE HISPANIC COMMUNITY

THE MERGER

o The proposed merger between EchoStar's DISH Network and Hughes Electronics' DIRECTV would allow the combined company to offer an even greater variety of Spanish-language programming than is offered today. Currently, the two companies carry largely duplicative programming, thereby inefficiently utilizing limited spectrum. The merger would free up this limited spectrum and enable the new company to launch more independent networks that otherwise could not be carried, like those that carry programming from Caribbean, Latin American, and South American countries.

o The combined company will also be able to offer local broadcast stations in up to 100 local TV markets, some of which include Univision, Telemundo, and Telefutura stations. In addition, the economies of scale achieved by the merger will support a competitively priced, high-speed Internet service via satellite, helping bridge the digital divide.

EMPLOYEES

o EchoStar employs more than 2,300 Hispanic employees representing about 20% of the entire workforce. These employees work at all levels, with the majority serving as bilingual installers and customer service representatives. EchoStar's El Paso, TX Call Center, launched in January 2000, has 1,750 employees, of which 80% are Hispanic and bilingual.

o More than 800 bilingual customer service, technical support, and sales jobs have been created to support the DIRECTV PARA TODOS(TM) and DIRECTV English-language services.

PROGRAMMING

o EchoStar's DISH Network and DIRECTV offer more television viewing options for Spanish-dominant and bilingual households in the U.S. than any cable television system. Before the launch of the DISH Latino and DIRECTV PARA TODOS(TM) Spanish-language packages, the only television programming available for Spanish speaking consumers was Univision and Telemundo, and those channels were only available in limited markets.

o Many of the fastest growing Hispanic markets (e.g., Raleigh-Durham, Greenville, NC) do not have local off-air Univision or Telemundo affiliates. In many cases, the only way Hispanic households in these markets can keep in touch with their language and culture is through the Spanish-language offerings of EchoStar and DIRECTV.

o     EchoStar offers 3 Spanish language packages:

      >> DISH Latino includes 22 Spanish-language channels for $20.99 per month

      >> DISH Latino Dos includes 22 Spanish-language and 22 English channels for $31.99 per month

      >> DISH Latino Max includes 22 Spanish-language and over 60 English channels for $39.99 per month

o     DIRECTV offers 6 bilingual packages:

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      >>    Opcion Extra Especial(R)includes more than 125 Spanish and English channels for $31.99 per month

      >>    Opcion Extra Especial(R)with Local Channels for $37.99 per month

      >> Opcion Ultra Especial(TM)includes more than 145 Spanish and English channels for $35.99 per month

      >>    Opcion Ultra Especial(TM)with Local Channels for $39.99 per month

      >> Opcion Premier(TM)includes Opcion Ultra Especial(TM), HBO(R), Cinemax, STARZ!(R), SHOWTIME(R)and Sports Pack, more than 200 channels for $81.99 per month

      >>    Opcion Premier(TM)with Local Channels for $85.99 per month

o In 17 markets for EchoStar, and 16 markets for DIRECTV, at least one of the local Spanish language broadcasters UNIVISION, TELEMUNDO, and TELEFUTURA is included in the local station package available to subscribers for $5.99 per month.

o EchoStar offers the Spanish-language public interest channel HISPANIC INFORMATION & TELECOMMUNICATIONS NETWORK (HITN). HITN's programming provides a cultural and educational link between the nation's fastest growing ethnic group and an increasingly complex American society. Offering Spanish-language television services, HITN was the first Hispanic Network of Public Television. In addition, DIRECTV offers CLARA+VISION and EWTN RED GLOBAL CATOLICA (ETERNAL WORD TELEVISION NETWORK). Clara+Vision promotes the well being of the entire family by focusing on cultural, artistic, educational and moral issues. EWTN is a global Catholic network with Spanish programming from more than a dozen countries.

o EchoStar has reached an agreement with the second largest Mexican broadcaster, TV AZTECA (Canal 13), to bring news, sports and entertainment programming direct from Mexico.

RETAILERS

o There are more than 1,400 Hispanic retailers across the country selling the DISH Network.







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In connection with the proposed transactions, General Motors Corporation ("GM"),
Hughes Electronics Corporation ("Hughes") and EchoStar Communications
Corporation ("EchoStar") intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors.
Such documents are not currently available.

General Motors and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes, EchoStar, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all;
(3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.